SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 3)*


                                GENSIA SICOR INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock (par value, $.01 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   372450 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Carlo Salvi
                  SICOR-Societa Italiana Corticosteroidi S.p.A.
                                Via Terrazzano 77
                                20017 Rho, Milan
                                      Italy
                                011-39-2-930-3981
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 With a copy to:
                              Thomas E. Sparks, Jr.
                          Pillsbury Madison & Sutro LLP
                                  P.O. Box 7880
                          San Francisco, CA 94120-7880
                                 (415) 983-1000

                                December 1, 1998
--------------------------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 7 Pages

--------------------------------------------------------------------------------
CUSIP No.  372450 10 6
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    1        NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
             ABOVE PERSONS:  Rakepoll Finance N.V.
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    2                                                                  (a) / /
                      Joint Filing                                     (b) / /
--------------------------------------------------------------------------------
    3        SEC USE ONLY
--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS (SEE INSTRUCTIONS)                             00
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
             IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     / /
--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION         Netherlands Antilles
--------------------------------------------------------------------------------
                          7        SOLE VOTING POWER                29,500,000
   NUMBER OF                    ------------------------------------------------
    SHARES                8        SHARED VOTING POWER                    None
 BENEFICIALLY                   ------------------------------------------------
OWNED BY EACH             9        SOLE DISPOSITIVE POWER           29,500,000
  REPORTING                     ------------------------------------------------
 PERSON WITH             10        SHARED DISPOSITIVE POWER               None
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
             EACH REPORTING PERSON                                  29,500,000
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                    / /
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)                            37% (see Item 5)
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                    CO
--------------------------------------------------------------------------------

                                 Page 2 of 7 Pages

--------------------------------------------------------------------------------
CUSIP No.  372450 10 6
--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
             ABOVE PERSONS:  Karbona Industries LTD.
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    2                                                                  (a) / /
                      Joint Filing                                     (b) / /
--------------------------------------------------------------------------------
    3        SEC USE ONLY
--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS (SEE INSTRUCTIONS)                             00
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
             IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     / /
--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION                      Bahamas
--------------------------------------------------------------------------------
                          7        SOLE VOTING POWER                29,500,000
   NUMBER OF                    ------------------------------------------------
     SHARES               8        SHARED VOTING POWER                    None
  BENEFICIALLY                  ------------------------------------------------
 OWNED BY EACH            9        SOLE DISPOSITIVE POWER           29,500,000
   REPORTING                    ------------------------------------------------
  PERSON WITH            10        SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
             EACH REPORTING PERSON                                  29,500,000
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                    / /
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)                                (see Item 5)
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                    HC
--------------------------------------------------------------------------------

                                Page 3 of 7 Pages

--------------------------------------------------------------------------------
CUSIP No.  372450 10 6
--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
             ABOVE PERSONS:  Carlo Salvi
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    2                                                                  (a) / /
                      Joint Filing                                     (b) / /
--------------------------------------------------------------------------------
    3        SEC USE ONLY
--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS (SEE INSTRUCTIONS)                             00
                                                                            PF
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
             IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     / /
--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION                  Switzerland
--------------------------------------------------------------------------------
                          7        SOLE VOTING POWER                31,761,819
   NUMBER OF                    ------------------------------------------------
     SHARES               8        SHARED VOTING POWER
  BENEFICIALLY                  ------------------------------------------------
 OWNED BY EACH            9        SOLE DISPOSITIVE POWER           31,761,819
   REPORTING                    ------------------------------------------------
  PERSON WITH            10        SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
             EACH REPORTING PERSON                                  31,761,819
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                    / /
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)                          39.2% (see Item 5)
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                    IN
--------------------------------------------------------------------------------

                                Page 4 of 7 Pages

         Items 3 4 and 5 of the statement on Schedule 13D filed jointly on March 10, 1997 (as amended from time to time, this "Schedule 13D") pursuant to Rule 13d-1 promulgated under section 13(d) of the Securities Exchange Act of 1934 by Rakepoll Finance N.V., Karbona Industries Ltd. and Carlo Salvi are hereby amended by adding to such item and schedule the information set forth below. Unless stated otherwise, capitalized terms have the meanings previously set forth in this Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration.
-------  -------------------------------------------------

         Mr. Salvi purchased the $5,000,000 of 8% Notes of the Issuer, which are convertible into 1,111,111 shares of Common Stock, with personal funds.


Item 4.  Purpose of Transaction.
-------  ----------------------

         Mr. Salvi has acquired beneficial ownership of shares of Common Stock for the purpose of investment. Mr. Salvi has agreed, subject to certain conditions, to purchase an additional $5,000,000 of 8% Notes of the Issuer which would be convertible into 1,111,111 shares of the Issuer's Common Stock.

     Except as set in this Schedule 13D, Mr. Salvi has no present plans or proposals which relate to, or would result in: the acquisition by any person of additional securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; a material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer's business or corporate structure; a change in the Issuer's certificate of incorporation or bylaws or other actions which might impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.
-------  ------------------------------------

         (a) Including the transaction which is the subject of this statement, Mr. Salvi beneficially owns 31,761,819 shares of Common Stock representing 39.2% of the issued and outstanding shares of Common Stock. This figure includes warrants to acquire 220,236 shares of Common Stock and 1,111,111 shares of Common Stock into which the $5,000,000 of 8% Notes of the Issuer are convertible.

         (b) Mr. Salvi has the sole power to vote or direct the disposition of the 8% Notes of the Issuer which are convertible into 1,111,111 shares of Common Stock. In the event he acquires the additional $5,000,000 of 8% Notes of the Issuer, which would be convertible into 1,111,111 shares of the Common Stock, Mr. Salvi would have sole voting an dispositive power over such securities.


                                Page 5 of 7 Pages

         (c) Other than the purchase on December 1, 1998 of $5,000,000 of 8% Notes of the Issuer, which are convertible into 1,111,111 shares of Common Stock, and the agreement, subject to certain conditions, to purchase an additional $5,000,000 of 8% Notes convertible into 1,111,111 shares of Common Stock, no transactions in the Common Stock were effected by Mr. Salvi during the past 60 days.

         (d) No person other than Mr. Salvi herein has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities, the acquisition of which is being reported herein.

         (e) Not applicable.


                                Page 6 of 7 Pages

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  December 11, 1998.


                                       /s/Carlo Salvi
                          ----------------------------------------------
                                        Carlo Salvi


                                Page 7 of 7 Pages